Filed by Redfin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Redfin Corporation
Commission File No.: 001-38160
The following is an email sent from Glenn Kelman, the Chief Executive Officer of Redfin Corporation (“Redfin”), to employees of Redfin on March 10, 2025.
VERY BIG NEWS Redfin,
We’ve entered into an agreement for Rocket Companies to buy Redfin in an all-stock deal that values Redfin at $2.4 billion. You probably already know that Rocket pioneered the first completely digital home loan, and that its mission is to “help everyone home,” but that’s only half the story.
What’s Small & Special About Redfin Is Big & Exciting at Rocket
I visited Rocket’s Detroit headquarters a few times since 2019 because I was trying to figure out how Rocket had started with some of the same culture, hustle and magic of our little company and made it so much bigger. Now, in anticipation of closing this acquisition, I feel sure that Rocket could take all the other good things about Redfin and make them bigger too: our mission, our innovation, our reach, and our commitment to getting the best from one another.
Making the American Dream More Accessible and Affordable
I’ve become friends with Rocket’s CEO, Varun Krishna, based on our shared passion for technology and customer service, and because I found someone who, as one of our earliest website users, loves Redfin almost as much as I do. This deal is based on shrewd financial calculations but also on an instinct to go all out on the big thing: making the American Dream more accessible and affordable. Once the deal closes, Rocket and Redfin will form a technology company with the national scale of a lender, brokerage, title company, and home-search site. Together, we’ll be able to do stuff we could’ve only dreamed about before.
Rocket Values Our Technology, Our Agents and Our Brand
Until the sale closes, which we expect to happen in the second or third quarter, Redfin will keep running as we have, separate from Rocket. Afterward, Redfin will run as a business owned by Rocket. Employees paid in Redfin stock will instead get Rocket stock, at an exchange ratio of 0.7926 Rocket shares for every Redfin share, vesting on the same schedule as before.
Deepening Our Investment in Our People and Our Culture
Rocket is committed to our agents and loan officers as Redfin’s primary source of revenue, and Rocket overall plans to deepen our investment in our people and our culture. For 21 years in a row, Rocket has ranked in the top 30 of Fortune’s list of the best companies to work for.
Rocket Wants to Grow Our Site and Our Share
When Rocket has asked what our employees want, I’ve always croaked a two-word answer: “to win.” To that end, Rocket also plans to invest more in our site, to broaden its reach beyond its nearly 50 million monthly average visitors. We’ll maintain the Redfin brand, as a truth-teller and a market-disruptor, and our site address will still be Redfin.com. If you want an idea of the brand-building Rocket is capable of, check out its anthemic, gorgeous SuperBowl tribute to home ownership, which got a whole stadium singing along to “Take Me Home, Country Roads.”

On-Demand Lending and Brokerage Service
This deal should not only give Redfin.com more exposure, it will also make the site better. Our AI algorithms will gain access to new troves of data, which over time we can use to keep our online audience coming back for more, and to guide our customers in every step toward home ownership. We expect that a Redfin.com home-shopper will be able to schedule a home-tour, find out what she can afford, then get pre-qualified for a loan, on-demand, in a matter of minutes. Together, we can be better than ever at building lifelong relationships with customers who need financial advice before their search ever starts, or who want to explore a home-equity loan years after completing a purchase with Redfin.
What Rocket Wants from Our Brokerage: Just Win, Baby
Rocket’s and Redfin’s approaches to lending and brokerage service have always just been two halves of one vision to make the whole home-buying process magical. But Redfin’s immediate priority is selling more houses and earning a profit. We still have to prove to the world that our transition to Redfin Next will let us be the only website that offers on-demand service from an elite group of agents. Next should make us better than any other company at guiding online home-shoppers to the purchase of a home and a loan.
Keep Sending Loans to Bay Equity Loan Officers
For now, our agents should keep sending loans to Bay Equity’s loan officers. Once the deal closes, we’ll work together on the best way for these loan officers to join Rocket via Rocket Local, a field-based arm of Rocket Mortgage. Working for Rocket, our lenders should have access to more lending products and competitive rates, even on jumbo loans.
Questions? We’ll Have (Some) Answers
This email can’t begin to answer all of the questions you’ll have about this acquisition. Our intranet has answers to frequently asked questions and a link to submit questions; we’ll have an all-hands meeting at 10:00 a.m. PDT today. You can of course always call or text me on my personal cell number, which all of you should have by now, to celebrate, to reflect and to get excited about what’s next.
We’ll Define Our Future Together
I’ll take any call, but I won’t be able to answer all of your questions. Rocket and Redfin execs share a vision of a united Rocket and Redfin, but we can take that only so far without involving you. We’ll make many decisions over the next few months, and we’ll update you as we do.
Why Redfin Was Independent for 19 Years
Before signing off from this email, I wanted to speak from the heart about the 19-year journey I have taken at least partly with all of you. That journey has brought us so far from how other real estate companies run that we might have felt out of place joining many acquirers.
Why Rocket Is Different
But Rocket is different. Rocket values our site and our brokerage. It shares our culture of humility and service, and our mission to make real estate better for others, not just ourselves. It has been easy for me to imagine many of us building lifelong careers at Rocket, because Rocket knows from its own experience how much we love one another and love what we do.

Rocket Understands a Culture of Humility and Service
What you first notice about Rocket’s team members is how many of them, like us, have grown with their company over a decade or more. Aside from Redfin, Rocket is one of the only technology companies I know of that celebrates service. Being from Detroit, it has a gritty blue-collar ethic like ours.
Rocket Is a Customer-First Company
Within minutes of meeting any guest, Rocket employees cite their ISMs, which refer to the traits that define Rocket employees, traits like optimism, entrepreneurialism, dynamism. If you browse through those traits, you’ll find the same commitment Redfin has had to listening to customers, to doing thousands of little things better, to doing the right thing.
We Are the They
But maybe my favorite Rocket -ism is we are the “they,” which reminds everyone that there is no “us” and “them.” The only way we’ll win is together. Redfin has lived in its own world for a long time, and so it’ll be natural for us to think of Redfin as “we” and Rocket as “them.” And because humans are tribal, it may feel good in the moment to form a sense of us that excludes Rocket people, or for Rocket folks to do that in return. But Rocket people will soon be my people, your people, our people. We are the they. Redfin is the future of Rocket. Rocket is the future of Redfin.
As ever,
Glenn
FORWARD-LOOKING STATEMENTS
This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger, (the “Merger Agreement”) entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.
Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post‑closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.
These risks, as well as other risks related to the proposed transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed.
IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS
In connection with the proposed transaction, Rocket plans to file with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that will be part of the Registration Statement when they are available because they will contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.

PARTICIPANTS IN SOLICITATION
Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in Rocket’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Rocket’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.